SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – PETROBRAS
     Publicly-held Company of Authorized Capital
CNPJ/MF n° 33.000.167/0001-01
NIRE 33.300032061
Avenida República do Chile, No. 65, Centro RJ – RJ

     ISIN Code: BRPETRACNOR9 (common shares ) and BRPETRACNPR6 (preferred shares)
Ticker symbols in the BM&FBOVESPA: “PETR3” (common shares) and “PETR4” (preferred shares)

In compliance with the provisions of Securities and Exchange Commission ("CVM") Instruction No. 400, of December 29 2003, as amended, and CVM Instruction No. 358, of January 3 2002, as amended, in both cases as applicable, PETROLEO BRASILEIRO S.A. -PETROBRAS (“Company”), together with BANCO MERRILL LYNCH DE INVESTIMENTOS S.A., BANCO BRADESCO BBI S.A., as the leading institution, CITIGROUP GLOBAL MARKETS BRASIL, CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., BANCO ITAÚ BBA S.A., BANCO MORGAN STANLEY S.A., BANCO SANTANDER (BRASIL) S.A. (collectively, "Global Offering Coordinators"), BB-BANCO DE INVESTIMENTO S.A. (“Coordinator of the Brazilian Retail Offering”), BANCO BTG PACTUAL S.A., BANCO CRÉDIT AGRICOLE BRASIL S.A., BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A., GOLDMAN SACHS DO BRASIL BANCO MÚLTIPLO S.A., HSBC BANK BRASIL S.A. – BANCO MÚLTIPLO, BANCO J.P. MORGAN S.A., BANCO SOCIÉTÉ GÉNÉRALE BRASIL S/A (collectively, the "Coordinators of the Offering"), in connection with the public primary distribution offering of 2,174,073,900 book-entry common shares, nominative, with no par value, free and clear of any liens or encumbrances, issued by the Company ("Common Shares") and 1,585,867,998 book-entry preferred shares, nominative, with no par value, free and clear of any liens or encumbrances, issued by the Company ("Preferred Shares" and collectively with the Common Shares, the "Shares") to be held simultaneously in Brazil ("Brazilian Offering") and abroad ("International Offering" and, collectively with the Brazilian Offer, the "Global Offering"),

ANNOUNCE

that the Company's Board of Directors, during a meeting held on September 16 2010, approved the increase in the limit of the amount of Common Shares and/or Preferred Shares that may be issued by the Company, including in the form of American Depositary Shares ("ADSs"), in addition to the Shares initially offered under the Global Offering, including in the form of ADSs, pursuant to article 14, §2 of CVM Instruction No. 400 ("Additional Lot"). Thus,

the limit of the Additional Lot of Ordinary Shares and/or Preferred Shares issued by the Company, including in the form of ADSs, will be equivalent to up to 20% of the Shares of the Global Offering initially offered, and no longer up to 10%, as per the Announcement to the Market published on September 3 2010 and republished on September 13 2010, in the Preliminary Prospectus dated September 3 2010, and in the minutes of the Company board meeting held on September 1 2010.

This Global Offering is subject to registration with the CVM.

"READ THE PRELIMINARY PROSPECTUS BEFORE ACCEPTING THE BRAZILIAN OFFERING.

Under the terms of the Securities Act of 1933, the Shelf Registration request was submitted for the International Offering to the SEC. The ADSs may not be offered or traded abroad without registration or the granting of exemption from such registration. Any public offering abroad will be made with the use of a prospectus, which shall contain detailed information both about the Company and its management and about its financial statements.

The coordinators of the Global Offering and the Coordinators of the International Offering have no responsibility either for the public distribution of shares under the Brazilian Offering in Brazil or for the information contained in this Announcement to the Market.

"The registration of this Brazilian Offering does not imply, on the part of the CVM, in a guarantee of the correctness of information or in any judgment regarding the quality of the Company or of the Shares to be distributed."

"Investing in Stock is a risky investment, since it is an investment in variable income and, thus, investors wishing to invest in Stock are subject to asset losses and risks, including those relating to the Stock, Company, the industry in which it operates, its shareholders, and to the macroeconomic environment in Brazil, described in the Preliminary Prospectus and the items "4" and "5" of the Reference Form, and should be carefully considered before making an investment decision. Investing in Stock is not, therefore, suitable for investors who are averse to risks related to the volatility of the capital markets."

Rio de Janeiro, September 16 2010.

GLOBAL COORDINATOR AND JOINTBOOKRUNNERS

COORDINATORS OF THE OFFERING AND JOINTBOOKRUNNERS

www.petrobras.com.br/ri
     Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.